DORN & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3
DECEMBER 31, 2015

SCHEDULE I		2015
TOTAL STOCKHOLDERS' EQUITY - PER BALANCE SHEET	$	510,468
DEDUCTIONS		
Unallowable Assets		
Prepaid Expenses		7,905
Property and Equipment - Net of Accumulated Depreciation		42,734
Investment in Antique Personal Property		47,130
Total Deductions		97,769
NET CAPITAL		412,699 [1]
LESS: MINIMUM REQUIRED CAPITAL		250,000
EXCESS NET CAPITAL	$	162,699
AGGREGATE INDEBTEDNESS	$	60,271
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		14.60%

1 The above computation of net capital was compared to the computation of net capital for the December 31, 2015 FOCUS filing and no material differences existed.

See Auditor's report